Mail Stop 4561

December 17, 2008

Mac J. Slingerlend
Chief Executive Officer
CIBER, Inc.
6363 South Fiddler's Green Circle, Suite 1400
Greenwood Village, CO 80111

> **Re:** **CIBER, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 25, 2008**
> **File No. 333-155663**

Dear Mr. Slingerlend:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your registration statement currently pertains to "certain securities which may be resold or reoffered by persons who acquired such shares pursuant to this prospectus." Pursuant to General Instruction II.G to Form S-3 and Rule 430B(b) under the Securities Act of 1933, issuers other than well-known seasoned issuers are permitted to omit the identities of selling security holders, amounts of securities being registered for resale on their behalf, and a specific description of those securities, only if:

   - the offering of the securities, or securities convertible into such securities, that are being registered for resale was completed;

- the securities, or securities convertible into such securities, were issued and outstanding prior to the original date of filing the registration statement; and

- the registrant identifies the initial transaction in which the securities were sold.

Please advise, or revise your filing accordingly.

***

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462, if you thereafter require assistance.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (303) 899-7333
        Paul Hilton, Esq.
        Hogan & Hartson, L.L.P.